UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2010



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On March 19, 2010 after market close, Dollar Tree, Inc. (the "Company") entered into an accelerated share repurchase agreement with Bank of America N.A. ("Bank of America") to repurchase approximately $200 million of the Company's common shares. This accelerated share repurchase program is part of the execution of a repurchase program authorized by the Company's board of directors to repurchase up to $500 million of common shares that was approved in October 2007.

The material terms of the agreement are described below:

This is a collared transaction in which the Company has agreed to repurchase for $200 million a number of shares to be determined based on the volume weighted average share price of the Company's common stock, less a discount, during a specified period of time. The repurchase period ranges from one and one-half to four months following the two week maximum hedge completion period. The agreement is subject to certain provisions that establish a minimum and maximum number of shares that may be repurchased. The minimum number of shares the Company has agreed to repurchase will be determined by dividing $200 million by approximately 110% of the volume weighted average share price of the Company's common stock during a two week maximum hedge completion period. The maximum number of shares subject to repurchase will be determined by dividing $200 million by approximately 97.5% of the volume weighted average share price over the same two week hedge period. The Company will initially receive 70% of the projected minimum number of shares under the agreement. At the completion of the agreement, the Company may receive additional shares from Bank of America depending on the volume weighted average price of the shares during the repurchase period, subject to the maximum share delivery provisions of the agreement.

Under the agreement, the Company will pay $200 million to Bank of America on March 23, 2010 and receive 70% of the projected minimum number of common shares. Thereafter, the Company has no other obligations under the collared agreement to pay additional amounts or deliver shares to Bank of America. In certain circumstances, the completion date of the agreement may be shortened or extended from the period described above.

Shares repurchased under the accelerated share repurchase program will be retired.

Item 7.01. Regulation FD Disclosure.

The Company issued a press release concerning the accelerated share repurchase program on March 22, 2010. The contents of such press release (attached to the Current Report on Form 8-K as Exhibit 99.1) are hereby incorporated by reference and furnished under this Item 7.01

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated March 22, 2010 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 22, 2010

By: <u>/s/ Kevin S. Wampler</u>
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated March 22, 2010 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. Announces $200 Million Accelerated Share Repurchase

CHESAPEAKE, Va. – March 22, 2010 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less today announced that after market close on March 19, 2010, it entered into an agreement with Bank of America N.A. to repurchase approximately $200 million of its common shares under an accelerated share repurchase program. Dollar Tree will acquire these common shares under the $500 million share repurchase program announced on October 4, 2007.

The specific number of shares to be repurchased is generally based on the volume weighted average share price of the company's common shares during the term of the accelerated share repurchase program, subject to collar provisions that establish the minimum and maximum price and number of shares to be repurchased under the agreement. All of the repurchased shares will be retired. Prior to issuance of this press release, no trading activity has occurred in the public market related to this accelerated share repurchase program.

"Our share repurchase program continues to represent an important part of our capital allocation strategy and an efficient and flexible way of returning value to shareholders," said President and CEO Bob Sasser. "We ended fiscal year 2009 with nearly $600 million in cash and investments and believe we have the ability to generate substantial free cash flow for the foreseeable future."

Dollar Tree operated 3,834 stores in 48 states as of February 27, 2010.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding our intentions to repurchase stock, the method and timing as well as the number of shares repurchased, related expenditures, the benefits of such transactions, and our ability to generate free cash flow. Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements are: general economic conditions, activities of competitors, inflation and fuel and labor costs, weather, changes in law or regulations, and foreign currency fluctuation. A further list and description of these risks, uncertainties and other matters can be found in the company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 19, 2010 and our Quarterly Report on Form 10-Q filed November 24, 2009. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree Inc., Chesapeake
       Timothy J. Reid
       757-321-5284
       www.DollarTree.com

Back to Form 8K